15 June 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 8 June 2026 to 12 June 2026 it purchased through ABN AMRO Bank N.V. a total of 2,827,968 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
08/06/2026	572,357	2,633	2,579	2605.6173
09/06/2026	549,528	2,617	2,535	2584.6448
10/06/2026	560,638	2,596	2,492	2533.4242
11/06/2026	568,728	2,538	2,470	2511.4861
12/06/2026	576,717	2,494	2,447	2474.5883

Following the settlement of the above transactions, RELX PLC holds 67,352,842 ordinary shares in treasury, and has 1,761,114,436 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 63,244,970 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/3547I_1-2026-6-15.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66